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EXHIBIT (a)(1)(xv)

2nd-Half Focal Stock Option Grant Approved!

The Compensation Committee of IDT's Board of Directors has approved the 2nd half of the FY03 Focal Stock Option Grant. The 2nd-half grant is priced at $11.43 and will have the same vesting schedule as the 1st-half grant. As communicated in May 2002 to employees who received a FY03 Focal Stock Option Grant, the 1st-half grant was priced at $24.93 and 25 percent of the grant will vest on May 15, 2003. The remaining 75 percent of the grant will vest ratably monthly during the subsequent 36 months from May 15, 2003. The 2nd-half FY03 Stock Option Focal Grant will be reflected in each eligible employee's OptionsLink account by Thursday, November 7, 2002.

Employees receiving a 2nd-half Focal Stock Option Grant should receive the stock option agreement via mail by early January 2003.

Please note, if eligible employees elect to participate in the voluntary Stock Option Exchange Program announced today, November 5, 2002, both of the FY03 Focal Stock Option Grants will be automatically exchanged along with any other grants tendered for exchange. Accordingly, if you elect to participate in the exchange program, you will not be mailed a stock option agreement for the 2nd-half of the FY03 Focal Stock Option Grant.

For additional information, please contact the Stock Administration Department or your local HR Representative.

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  EXHIBIT (a)(1)(xv)